AMENDMENT NO. 2 TO RIGHTS AGREEMENT

AMENDMENT NO. 2, dated as of July 23, 2007, to the Rights Agreement dated as of January 25, 2004, as amended as of May 10, 2005 (the “RIGHTS AGREEMENT”), between Sun-Times Media Group, Inc. (f/k/a Hollinger International Inc.), a Delaware corporation (the “COMPANY”), and Mellon Investor Services LLC, a New Jersey limited liability company, as Rights Agent (the “RIGHTS AGENT”) (the capitalized terms have the respective meanings assigned to them in the Rights Agreement).

WHEREAS, the Company and the Rights Agent entered into the original Rights Agreement, specifying the terms of the Rights (as defined therein) in January 2004 and the Company adopted Amendment No. 1 as of May 10, 2005;

WHEREAS, the Company desires to further amend the Rights Agreement to amend certain definitions;

WHEREAS, the amendment of the Rights Agreement set forth in this Amendment No. 2 has been approved by the Board in accordance with the Rights Agreement; and

WHEREAS, the amendment of the Rights Agreement set forth in this Amendment No. 2 does not affect the rights, duties or obligations of the Rights Agent and therefore does not require the approval of the Rights Agent.

NOW, THEREFORE, the Rights Agreement is hereby amended as follows:

1.            Section 1(a) of the Rights Agreement is amended by deleting the definition of the term “Acquiring Person” set forth therein in its entirety and substituting therefore a new definition of the term “Acquiring Person” reading as follows:

“Acquiring Person” shall mean any Person who, together with all Affiliates and Associates of such Person, shall hereafter become the Beneficial Owner of the Specified Percentage, but shall not include (i) the Company, (ii) any Subsidiary of the Company, (iii) any employee benefit plan of the Company or any Subsidiary of the Company, or any entity holding Common Shares for or pursuant to the terms of any such plan or for purposes of funding or providing Common Shares to any such plan, and (iv) any Exempt Stockholder (as hereinafter defined), but in the case of clause (iv) only in respect of Grandfathered Common Shares (as hereinafter defined), it being understood that an Exempt Stockholder will be considered an Acquiring Person if such Exempt Stockholder, together with its Affiliates and Associates, beneficially own the Specified Percentage when calculated disregarding the Grandfathered Common Shares. “Grandfathered Common Shares” means, with respect to any Exempt Stockholder, any Common Shares that such Exempt Shareholder

2

beneficially owned as of July 23, 2007 and any other Common Shares received from the Company by such Exempt Shareholder as compensation for employment services on or after July 23, 2007. Notwithstanding the foregoing, no Person shall become an “Acquiring Person” as a result of an acquisition of Common Shares by the Company, or the conversion of any outstanding Common Shares held by Persons other than such Person or its Affiliates or Associates, which acquisition or conversion, by reducing the number of shares outstanding, or the voting power of certain shares outstanding, increases the number, or the relative voting power, of shares Beneficially Owned by such Person to the Specified Percentage; provided, however, that if a Person shall become the Beneficial Owner of the Specified Percentage by reason of such share purchases by the Company or such conversion and shall, after such share purchases or conversion, become the Beneficial Owner of any additional Common Shares of the Company, then such Person shall be deemed to be an “Acquiring Person” unless such Person would not be an Acquiring Person by reason of clauses (i) through (iv) of the immediately preceding sentence. Notwithstanding the foregoing, if the Board of Directors (or following a Determination Date, the Committee) of the Company determines in good faith that a Person who would otherwise be an “Acquiring Person,” as defined pursuant to the foregoing provision, has become such inadvertently, and such Person divests as promptly as practicable a sufficient number of Common Shares so that such Person would no longer be an “Acquiring Person,” as defined pursuant to the foregoing provisions, then such Person shall not be deemed to be an “Acquiring Person” for any purposes of this Agreement.

2.            Section 1(j) of the Rights Agreement is amended by deleting the definition of the term “Exempt Stockholder” set forth therein in its entirety and substituting therefore a new definition of the term “Exempt Stockholder” reading as follows:

“Exempt Stockholder” shall mean (a) Lord Black of Crossharbour and any Person that is and remains a controlled Affiliate of Lord Black of Crossharbour, including, as of the date hereof Hollinger Inc.; provided, that each such Person shall only be deemed to be an Exempt Stockholder for so long as Lord Black together with all his controlled Affiliates beneficially own no more Class B Common Shares or Class A Common Shares than Lord Black and his Affiliates beneficially own as of the date hereof, which represent approximately 73% of the voting power represented by all Common Shares; and provided, further that any equity securities of the Company that may be issued, granted or purchased by Lord Black following the date of this Agreement pursuant to any employee benefit plan of the Company or any of its Subsidiaries or otherwise received as compensation from the Company shall not be counted for purposes of calculating the percentage beneficially owned by

3

Lord Black for purposes of the immediately preceding proviso; and (b) RSM Richter Inc. (“Richter”), in its capacity (but solely in its capacity) as (x) interim receiver, receiver and manager of the assets, undertakings and properties of Ravelston Corporation Limited (“RCL”) and Ravelston Management Inc. (“RMI”) pursuant to the Receivership Order of the Ontario Superior Court of Justice dated April 20, 2005, and (y) monitor of RCL and RMI pursuant to the CCAA Initial Order of the Ontario Superior court of Justice dated April 20, 2005 (Richter, in its capacities as interim receiver, receiver, manager and monitor pursuant to the foregoing orders of the Ontario Superior Court of Justice, is referred to as the “Receiver”), and any Person which as of April 20, 2005 was a direct or indirect Subsidiary of RCL or RMI (a “Ravelston Subsidiary”); provided, that each such Ravelston Subsidiary shall only be deemed to be an Exempt Stockholder for purposes of this clause (b) for so long as (x) it is and remains a Ravelston Subsidiary, (y) Richter remains Receiver, and (z) Richter, in its capacity as Receiver, beneficially owns no more Class B Common Shares or Class A Common Shares than were beneficially owned by RCL and RMI on April 20, 2005; and provided, further that (i) notwithstanding any other provision of this Agreement and solely for purposes of determining whether Common Shares are beneficially owned by an Exempt Stockholder at any time, no direct or indirect equity holder of RCL or RML shall be considered to beneficially own Common Shares by virtue of any such equity holdings in RCL or RML (or by virtue of such holder being an Affiliate or Associate of RCL or RML) with respect to any period during which the Receiver was appointed pursuant to the foregoing orders, and (ii) with respect to any Common Shares that an Exempt Stockholder described in clause (a) above would have beneficially owned as of July 23, 2007 but for the appointment of the Receiver pursuant to the foregoing orders, if such orders are rescinded, terminated or modified after July 23, 2007 in such a way so as to return control over such Common Shares to such Exempt Stockholder, then solely for purposes of determining whether such Exempt Stockholder is an Acquiring Person, such rescission, termination or modification shall be deemed to have been effective on July 23, 2007 so that such Common Shares may qualify as Grandfathered Common Shares.

3.            The term “Agreement” as used in the Rights Agreement shall be deemed to refer to the Rights Agreement as amended hereby. All references in the Rights Agreement to the “date hereof” and the “date of this Agreement” shall continue to refer to January 25, 2004 and all references in the Rights Agreement to “hereafter” shall continue to mean after January 25, 2004.

4.            This Amendment shall be effective as of the date first written above and, except as set forth above, the Rights Agreement shall remain in full force and effect and shall otherwise be unaffected hereby.

4

IN WITNESS WHEREOF, the Company has caused this Amendment No. 2 to be duly executed as of the date first written above.

SUN-TIMES MEDIA GROUP, INC.
By:	James D. McDonough
Name: James D. McDonough Title: Vice President, General Counsel and Secretary

Acknowledged as of the date first set forth above:

MELLON INVESTOR SERVICES LLC,

As Rights Agent

By:	Georg Drake
Name: Georg Drake Title: Relationship Manager